April 24, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (317) 298-8924

Mr. William R. Donaldson
Chief Executive Officer and
   Chief Financial Officer
Interactive Motorsports and Entertainment Corp.
5624 West 73rd Street
Indianapolis, IN  46278

Re:	Interactive Motorsports and Entertainment Corp.
Form 10-K for the year ended December 31, 2004
      Filed March 29, 2005
      File No. 000-30771

Dear Mr. Donaldson:

      We have reviewed your response letter dated March 23, 2006 and have the following additional comments.

1. We considered your response in your letter dated March 23, 2006.
In light of the provisions in your asset purchase and management agreements highlighted in our March 1, 2006 letter, we are unable to agree with your conclusion that you do not retain substantial risks of ownership related to the sale of your race car simulators to RCSC.
As such, please restate your financial statements to account for this transaction as a borrowing in accordance with the guidance provided in paragraphs 21 - 22 of SFAS 13. In this regard, please also revise your revenue recognition policy with respect to sales where you retain substantial risks of ownership and describe your accounting for such arrangements. In addition, please revise your disclosures to also include the terms, conditions and obligations under your asset purchase and management agreement.

2. In a supplemental response, please explain to us in sufficient detail how you will account for this transaction as a borrowing in accordance with paragraph 22 of SFAS 13. In this regard, please explain to us how you will consider the unconditional guarantee in
Section 4.12 of your asset purchase agreement as well as your obligations under Section 1(a)(ii) of the management agreement in determining the appropriate period over which you will recognize revenue. In your response, please tell us the minimum guarantee under your assigned operating leases and the amounts you plan to reflect in your balance sheet and statement of operations for each period until the debt is fully amortized.

3. We have considered your response to comments 3-5 in your letter dated December 29, 2005. We are unable to agree with your conclusion that your accounting for the sale of simulators is in the scope of SOP 81-1. Your arrangements appear to meet the criteria of the first bullet of paragraph 14 of SOP 81-1 relating to sales by a manufacturer of goods produced in a standard manufacturing operation, even if produced to buyers` specifications. As such, please revise your accounting or further explain to us why you feel your sales are in the scope of SOP 81-1. In this regard, please also tell us how you considered the accounting used by your competitors or similar companies who are also reporting companies. Finally, please summarize the impact on your historical financial statements for the years ended December 31, 2005 and 2004 and interim periods, if you had applied SAB 104 rather than SOP 81-1 in recognizing revenue.

4. Notwithstanding our comment above, please tell us how you determined in your response to comment 4 in your letter dated December 29, 2005 that using an output measure, such as units delivered, "would most likely yield results that would not differ materially from the system" you are currently using in light of the methodology you have disclosed to us in response to comment 5. Please also provide us with an analysis of consideration given to using an output measure, such as units delivered, in determining the appropriate method.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. William R. Donaldson
Interactive Motorsports and Entertainment Corp.
April 24, 2006
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